Docusign Envelope ID: 11C06BAB-21D6-40C2-9C5D-5DC00A013EAD

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY

T: +44 (0)20 7822 5252
F: +44 (0)20 7822 5951

www.unilever.com

Fernando Fernandez

Unilever House
100 Victoria Embankment
London
EC4Y 0DY

24 February 2025

Dear Fernando

Amendments to your service agreement

Further to our recent discussions, I am writing to confirm the changes to your employment agreement with Unilever PLC ("the "**Company**") dated 24 October 2023 (your "**Service Agreement**") (as amended from time-to-time).

With effect from 1 March 2025 (the "**Commencement Date**"):

1. **Summary of key terms**

The table in clause 2 of your Service Agreement shall be deleted and replaced with the following:

KEY REWARD ELEMENTS	
Fixed Pay:	€1,800,000 gross per annum.
Target discretionary annual bonus:	150% of Fixed Pay with actual bonus in the range of zero to a maximum of 225% (i.e. up to 150% x 150%).
Deferred bonus award:	50% of your actual annual bonus value (net of taxes) will be delivered as a deferred bonus award, that will vest 3 years after the date of the award.
Target discretionary Performance Share Plan award:	200% of Fixed Pay with actual bonus in the range of zero to a maximum of 400% (i.e. up to 200% x 200%). The award will vest after 3 years subject to performance/continued service and will be subject to a 2-year post-vesting holding period.

Unilever PLC
Registered in London number 41424
Registered office in Port Sunlight
Wirral, Merseyside CH62 4ZD

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Docusign Envelope ID: 11C06BAB-21D6-40C2-9C5D-5DC00A013EAD

Insurance cover (subject to terms of applicable plan rules in place from time to time, and clause 7.1 of the Service Agreement):	Please refer to current plan rules for further information and details of current limits to, and caps on, any cover.
Private medical insurance:	Yes: provided by Allianz (Unilever International Healthcare Plan) for you and eligible dependents.
Life assurance cover:	Yes: Under current policy, a lump sum on death to a maximum value of 3 times' base pay, capped at €5 million.
Permanent disability insurance:	Yes: Under current policy, a lump sum (paid after 12 months) to a maximum value of up to 3 times' base pay in the event of permanent total disability, pro-rated for permanent partial disability, capped at €5 million.
Current personal shareholding requirement:	500% of Fixed Pay to be achieved within 5 years of Commencement Date; 500% of Fixed Pay for the two years following termination of employment (or if less, your actual shareholding on termination of your employment).
Tax advisory services:	Provision of tax advisory services to assist with tax return preparation costs in relation to the remuneration and benefits you receive in any tax year connection with your employment under this Agreement. The vendor of such services will be selected by Unilever PLC from time to time in its discretion.
Relocation allowance:	Any unpaid relocation payments agreed with you prior to the date of this letter shall be paid to you as agreed, subject to compliance with Unilever's Remuneration Policy. Any such payments, and any relocation payments that have already been made to you, are and remain subject to forfeiture and repayment in certain circumstances as set out in clause 7.7 of the Service Agreement.
KEY NON-REWARD TERMS	
Employer:	Unilever PLC (registered in England with no. 41424) whose registered office is at Port Sunlight, Wirral, Merseyside CH62 4ZD.
Role:	From 1 March 2025, Chief Executive Officer
Country:	United Kingdom

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Docusign Envelope ID: 11C06BAB-21D6-40C2-9C5D-5DC00A013EAD

Normal office address:	100 Victoria Embankment, London EC4Y 0DY.
Notice period:	Not less than 12 months' prior written notice from Unilever to you. Not less than 6 months' prior written notice from you to Unilever.
Restricted Period:	12 months
Restrictive covenants:	Non-competition. Non-solicitation/dealing: customers and suppliers. Non-poaching of staff.
Start date of your continuous employment with Unilever Group:	29 August 1988

2. **Consequential amendments**:

References in clauses 3.3(d) and 11.2(c) to "the CEO" and "the CEO's" shall be replaced by "the Board" and the "the Board's" respectively.

This letter constitutes an amendment to your Service Agreement and you should retain a copy with your contractual documents. Except as outlined in this letter, all other terms and conditions of your employment remain unchanged.

As a reminder, you continue to remain bound by the confidentiality provisions in clause 12, the intellectual property provisions in clause 13, and the restrictive covenants in clause 14 of your Service Agreement.

In the event of any inconsistency between the terms of this letter and the Service Agreement, the terms of this letter shall prevail.

This letter is governed by English law and the parties submit to the exclusive jurisdiction of the Courts of England and Wales. The various provisions, sub-provisions and identifiable parts of this letter are severable. If any provision, sub-provision or identifiable part is held to be unenforceable by any court of competent jurisdiction, this will not affect the enforceability of the remaining provisions, sub-provisions or identifiable parts. Headings are inserted for convenience only and do not affect the construction of this letter.

Please sign and return a copy of this letter to me at your earliest convenience, and by no later than 24 February 2025.

If you have any questions, please contact me.

Yours sincerely

Signed by:

Ian Meakins

27CAEA3855494A0...

Ian Meakins

Chair

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Docusign Envelope ID: 11C06BAB-21D6-40C2-9C5D-5DC00A013EAD

On behalf of Unilever PLC

I, Fernando Fernandez, hereby accept the amendments to my Service Agreement as set out in the terms of this letter from Ian Meakins dated 24 February 2025:

DocuSigned by:

Fernando Fernandez

BE301A4C760D470...

24 February 2025

Signature Date

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3 expect you to carry out your duties to the highest professional and ethical standards, and to satisfactorily complete any training or development required to fulfil your role. 3.2 WORKING TIME. You will be expected to manage your time and work to undertake the job effectively. Accordingly, you are required to work such hours as are necessary for the proper performance of your duties, and devote the whole of your professional time, attention and abilities to carrying out your duties under this Agreement. You should act at all times in the best interests of the Unilever Group (as defined below). 3.3 DUTIES. You: (a) acknowledge that you are a fiduciary of Unilever PLC (and/or other Unilever Group members), and agree that you will at all times act in good faith, carry out your duties honestly, faithfully and to the best of your ability, comply with all lawful instructions, regulations and policies from time to time; (b) will accept any offices or directorships as Unilever PLC may reasonably require, without any additional remuneration; (c) will inform Unilever PLC immediately of any act or omission of yours which constitutes a breach of this Agreement, and of any act or omission of any other staff member of the Unilever Group of which you become aware that constitutes, or might reasonably constitute, a breach of the duties owed by that individual; (d) will report to the CEO as requested, and promptly provide any information, explanations and assistance requested regarding the business and affairs of Unilever PLC, the Unilever Group and any related matters; (e) will devote the whole of your working time, attention and skill to your role with Unilever PLC; (f) will properly perform your duties and exercise your powers; (g) will carry out your duties honestly, faithfully, to the best of your ability and at all times in compliance with the Unilever Code of Business Principles; (h) will comply with all rules, requirements, codes and regulations imposed or recommended from time to time by any industry or regulatory body relevant to your role and to the business of the Unilever Group; (i) will comply with all statutory, fiduciary or common law duties to Unilever PLC; (j) will do such things as are necessary to ensure compliance by you and Unilever PLC with the UK Corporate Governance Code (as amended from time to time) to the extent required by such Code; (k) will comply with all rules, requirements, recommendations or codes as amended, replaced or introduced from time to time including but not limited to those of the Financial Conduct Authority, the Euronext Rule Book and Financial Supervision Act and the New York Stock Exchange Rules; (l) will comply with all rules, policies and regulations issued by Unilever PLC whether or not contained in a company handbook including but not limited to the relevant anti- corruption/bribery and compliance policies; (m) will comply with personal shareholding requirements and recovery, clawback and malus provisions applicable to variable remuneration as set out in your reward letter from time to time; 4 (n) will comply with the directions of the Board; (o) will use your best endeavours to promote the interests and reputation of each and every company in the Unilever Group; and (p) will not do anything that would cause you to be disqualified from acting as a director or have a negative impact on your own reputation or the reputation of any company in the Unilever Group. 3.4 GOVERNANCE/COMPLIANCE. Good governance and compliance are essential to how we operate. It is therefore important that you comply with all relevant Unilever PLC/Unilever Group rules, policies/standards, procedures and lawful instructions in force from time to time, including without limitation the Unilever Code and related Code Policies (as defined in clause 18.1 below). Some key policies/standards in particular are referenced in this Agreement, and for your convenience a list of these is set out in Schedule A (with further details available on the Unilever intranet). Unless expressly stated otherwise, any such rules, policies/standards, procedures, instructions and Code/Code Policies do not form part of your terms and conditions of employment and may be amended or withdrawn by Unilever PLC in its sole discretion at any time (so references to policies/standards in this Agreement should be read as references to such items as amended, supplemented or replaced from time to time). If appropriate, any breach of them by you may result in disciplinary action being taken against you (potentially up to and including the summary termination of your employment, if appropriate). 3.5 MANDATORY RULES. Any payments, awards or benefits (or other arrangements) offered or made to you in connection with your employment, Directorship and/or termination thereof are and remain subject to any law, regulation, and regulatory guidance from time to time applicable, including any Remuneration Policy. Unilever PLC is only authorised to make payments and awards to you which are within the terms of the Remuneration Policy. Any other payment or award shall require the express approval of Unilever PLC's shareholders, and Unilever PLC will not be obliged to seek the approval of its shareholders in general meeting for any such payments or awards (or any other benefits or arrangements which would not otherwise be permitted by the Remuneration Policy). 4 YOUR APPOINTMENT AND SERVICE AS A DIRECTOR 4.1 You acknowledge and agree that, as a Director of Unilever PLC: (a) your duties shall include those of the duties set out in clause 3.3 applicable to a Director of a company listed in the United Kingdom; and (b) your appointment and continued service as a Director, as a member of the Board and the Unilever Leadership Executive will be subject to the Articles of Association (and other constitutional documents) and the statutory and corporate governance requirements applicable to Unilever PLC. 5 LOCATION 5.1 COUNTRY. Your Country for these purposes is where your normal place of work is located, as set out in clause 2 (your “Country”). In order to fulfil your duties, you may be required to travel to and work at other offices and locations both within and outside your Country in the proper performance of your duties. If necessary, and with appropriate notice, it may be necessary for you to relocate to another location on a temporary or permanent basis as Unilever PLC may from time to time reasonably require (although to avoid doubt, nothing in this clause requires you to relocate to another country at Unilever PLC's request without your consent).

5 5.2 IMMIGRATION AND RESIDENCE. Your employment is at all times conditional on you having, and keeping, the right to work in your Country (and in any other country to which you may relocate further to clause 5.1 above). If circumstances arise that might lead to your losing that right, you must notify Unilever PLC as soon as possible. 6 FIXED AND VARIABLE PAY 6.1 FIXED PAY. Your annual Fixed Pay is set out in clause 2 and will normally be paid in equal monthly instalments in arrears by direct transfer to your bank account, subject to any tax, social security, and other deductions required by law or the terms of this Agreement. 6.2 ANNUAL BONUS. You are eligible to participate in Unilever PLC's discretionary annual bonus plan, in accordance with and subject to its rules and the remainder of this clause 6. Any discretionary bonus payment is based on Fixed Pay and made to you at Unilever's sole discretion; you have no contractual entitlement to receive any discretionary bonus payment, and any such payment in one year does not entitle you to receive one in subsequent years. 6.3 DEFERRED BONUS AWARD. 50% of your actual annual bonus value under clause 6.2 will be delivered as a deferred bonus award in accordance with the Remuneration Policy from time to time and in accordance with and subject to the remainder of clause 6. A deferred bonus award is an entitlement to free shares (or cash equivalent) on vesting/release. The number of shares subject to your deferred bonus award will have a market value on the date of grant equal to the amount of bonus deferred, and deferral may be effected on a gross or net of tax basis at Unilever PLC’s sole discretion. The award normally vests (or is released) three years after grant. Any deferred bonus award is made to you at Unilever PLC’s sole discretion; you have no contractual entitlement to receive any deferred bonus award and any such award in one year does not entitle you to receive one in subsequent years. The award may be made under the terms of the Unilever Share Plan 2017. 6.4 PSP. You are eligible to participate in the Unilever Share Plan 2017 (which we refer to here as the "PSP"), in accordance with and subject to its rules and the remainder of this clause 6. Under the PSP you may be granted rights to receive free shares on vesting which normally vest after three years, to the extent certain performance conditions are achieved (“PSP Awards”). Any PSP Award is made to you at Unilever PLC’s sole discretion; you have no contractual entitlement to receive any PSP Award and any such PSP Award in one year does not entitle you to receive one in subsequent years. 6.5 GENERAL CONDITIONS RELATING TO VARIABLE PAY. Your eligibility for or entitlement to any bonus, share award or other element of variable pay (including but not limited to those set out in clauses 6.2 to 6.4 above) is conditional on and subject to: (a) the Unilever Remuneration Policy, the rules of the relevant plan (which may provide that a payment or award may be cancelled, reduced, withdrawn or subject to repayment in certain circumstances, and which will generally require you to still be in employment with Unilever PLC on the relevant date of vesting/payment); (b) your performance being in Unilever PLC's reasonable opinion satisfactory as at the relevant date of vesting/payment; and (c) your ongoing compliance with your obligations in clauses 12 (Confidentiality), 13 (Intellectual Property) and 14 (Restrictive Covenants) of this Agreement (and if Unilever PLC reasonably determines that you have breached any of those obligations, including those that apply after your employment has ended, any award/payment that has not vested/been paid as at the date of the breach will be forfeited and will, at Unilever PLC’s discretion, lapse accordingly). 6 6.6 REWARD FRAMEWORK. We keep our reward framework under constant review to ensure that it continues to drive business goals and deliver value for the Unilever Group. Accordingly, Unilever PLC will review your pay arrangements on a regular basis and clause 2 may be updated accordingly (although any such review does not oblige Unilever PLC to grant any increase). Unilever PLC may also amend, replace or discontinue the arrangements in clause 6.2, clause 6.3, clause 6.4 and/or any other variable pay plan at its discretion from time to time, without obligation to provide any equivalent or compensation for any loss of variable pay. 6.7 DEDUCTIONS. During your employment and upon its termination, we may need to deduct certain amounts from your pay. You therefore agree that Unilever PLC may deduct from any amount due to you (whether fixed or variable pay) any sum required or permitted by law or owed by you to any member of the Unilever Group. We will, of course, endeavour to give you prior notice of any significant deduction outside the usual course of business. 7 BENEFITS 7.1 INSURANCE. Private medical insurance, life assurance cover and permanent disability insurance are provided on the basis notified to you separately. By way of illustration, cover under current policies is summarised in clause 2. All insurance benefits are provided on and subject to the terms and conditions of your employment and the relevant insurance policy documents in place from time to time, and to Unilever PLC’s ability to procure such cover at a reasonable cost. No liability shall accrue to Unilever PLC in the event that any insurance cover under clause 2 and this clause 7.1 is refused by the provider or any conditions or limitations to the benefit are applied by the provider. Unilever PLC’s sole obligations in respect of the insurance benefits referred to under clause 2 and this clause 7.1 are to pay the premiums from time to time required by the provider and to pay to you such sums (if any) as may from time to time be received by Unilever PLC from the provider in respect of any claim made by you under the relevant scheme. For the avoidance of doubt, Unilever PLC will be under no obligation to take any action to enforce the terms of any insurance or otherwise to provide or procure the benefit of any insurance for you. 7.2 INDEMNITY PROTECTION. Indemnity protection in relation to the performance of your role has been made available to you separately by Unilever PLC in accordance with the terms communicated to you. 7.3 EXPENSES. Unilever PLC will reimburse you for all reasonable business expenses that you actually incur in the proper performance of your duties, subject to the ULE Expenses Reimbursement Policy and to your production of satisfactory receipts or such other evidence of expenditure as we may require. 7.4 PENSION. A cash amount in lieu of pension contributions is included in your Fixed Pay as set out in clause 2; as such, you will not be offered any separate pension contributions or rights under the Unilever Group’s pension scheme, except as required by law. Should Unilever PLC at any time be required by law to make contributions to a pension scheme on your behalf, such amounts will be deducted from, and offset against, your Fixed Pay. 7.5 GENERAL. As with the reward framework, Unilever PLC may from time to time at its discretion amend, replace or discontinue insurance, or amend the terms on which they are provided (including without limitation by substituting other schemes/providers, changing the scale, level and nature of your benefits package which may make it less beneficial to you, and/or terminating and not replacing any of the benefits for which you may be eligible from time to time if we believe it is in the best interests of the business to do so). 7 7.6 TAXATION SUPPORT. Unilever PLC will make available to you tax advisory services to assist with tax return preparation costs in relation to the remuneration and benefits you receive in any tax year in connection with your employment under this Agreement. The vendor of these services will be selected by Unilever PLC from time to time in its discretion. 7.7 LOCALISATION SUPPORT. Unilever PLC will pay you an allowance of EUR €433,060 gross less such deductions required by law (the “Localisation Allowance”) to support your localisation to the UK and the cessation of your international assignment. The Localisation Allowance will be paid in two equal instalments, the first instalment as soon as practicable after appointment and the second instalment as soon as practicable after the first anniversary of appointment. You will forfeit any entitlement to any part of the Localisation Allowance not yet paid to you, and be required to immediately repay to Unilever PLC some or all of the Localisation Allowance already paid to you if, before 16 September 2027: (i) you serve notice to terminate your employment with Unilever PLC; (ii) you terminate, or purport to terminate, your employment with Unilever PLC without giving notice; (iii) Unilever PLC terminates your employment without notice in accordance with clause 11.2 of this Agreement; or (iv) Unilever PLC serves notice to terminate your employment for one or more of the reasons set out in clause 11.2 of this Agreement. Unilever PLC’s Compensation Committee shall determine whether any repayment of the Localisation Allowance under this clause 7.7 hall be in full or on a pro-rata basis, and on a net or gross basis. 7.8 LIABILITY FOR TAX. You are liable for, and must settle, any tax, social security contributions and other levies due by you on any remuneration and benefits you receive in connection with your employment under this Agreement, and (unless stated otherwise) all amounts stated in this Agreement have been stated on a gross basis. 8 PERSONAL SHAREHOLDING REQUIREMENT You must build and maintain a personal shareholding in Unilever PLC in accordance with Unilever's Remuneration Policy as amended from time to time. This includes a requirement to maintain your personal shareholding for a set period of time after your employment ends. 9 ILL HEALTH 9.1 SICKNESS ABSENCE. During any period of absence through illness any payments to you over and above the statutory minimum requirements are made at Unilever PLC's sole discretion. The duration and continuation of any such payments will be subject to the periodic review of the Board based on their reasonable assessment of the circumstances at that time, and you must provide satisfactory medical evidence for your absence as requested from time to time and comply with any other relevant requirement. Any sickness benefit to which you are entitled under mandatory local law may be offset against any other payments provided to you by the Unilever Group during your period of sickness, and any entitlement you may have to any payments in respect of sickness, insurance or other benefit under this Agreement does not affect any right Unilever PLC may have to terminate your employment in accordance with clause 11. 9.2 MEDICAL EXAMINATION. If necessary to ascertain your fitness for work, Unilever PLC may arrange and pay for you to undergo a medical examination by a relevant professional (e.g. a doctor, occupational health practitioner or other appropriate consultant) of its choice, in which case you should attend any such examination, and agree to a copy of any report being shared with Unilever PLC. 8 10 ANNUAL LEAVE You are entitled to 30 working days holiday per annum plus public holidays (and may carry forward up to five days' untaken annual leave into the next calendar year with the Chair's written consent, subject to any relevant policy). No payment will be made for annual leave which has been accrued but not taken (although if on termination of employment you have taken annual leave in excess of your accrued entitlement, Unilever PLC may deduct any money due in respect of the excess annual leave you have taken from any payment owed to you). Unilever PLC may require you to take any outstanding annual leave during any period of notice (including during any garden leave). 11 TERMINATION 11.1 NOTICE OF TERMINATION. Subject to this clause 11, your employment will continue until it is terminated at any time by either party giving the other the prior written notice set out in clause 2. 11.2 SUMMARY TERMINATION. Notwithstanding clause 11.1, Unilever PLC may terminate your employment with immediate effect (and without being required to serve notice or make any payment in lieu of notice or other payment) if, at any time, you: (a) commit dishonesty, gross misconduct, gross incompetence, wilful neglect of duty, or any other serious or persistent breach of the terms and conditions of your employment or of any Unilever Group policy/standard (including without limitation the Code and/or any Code Policy); (b) act in any manner (whether in the course of your duties or otherwise) which brings or is likely to bring you, Unilever PLC or any Unilever Group entity into disrepute, or which materially prejudices or is materially likely to prejudice the interests of Unilever PLC or any Unilever Group entity; (c) become prohibited by law from being a director in the UK, or resign as a director of any Unilever Group entity without the CEO’s express prior consent; (d) are declared bankrupt or make any composition or enter into any deed of arrangement with creditors; (e) are charged with or convicted of any criminal offence (other than an offence under road traffic legislation for which a non-custodial penalty is imposed); (f) lose or shall lose the right to work in your Country from time to time; and/or (g) directly or indirectly advise or participate or act in concert (within the meaning of the City Code on Takeovers and Mergers) with any person who makes or is considering making any offer for the issued share capital of Unilever PLC, and the right to terminate your employment under this clause 11.2 is without prejudice to any other legal right Unilever PLC may have to terminate your employment immediately. Any delay by Unilever PLC in exercising the right to terminate summarily or on short notice under this Clause 11.2 shall not constitute a waiver of that right. 11.3 PAYMENT IN LIEU OF NOTICE. Unilever PLC may terminate your employment with immediate effect by notifying you in writing that it is exercising the right, conferred by this clause 11.3 to give you a compensation payment in lieu of any or all outstanding notice due to you (the "PILON"). The amount of any such PILON will be the amount of your Fixed Pay for the unexpired portion of your notice period, less deductions required by law. In respect of the period up to the termination date, your entitlements under any annual bonus, deferred bonus award, PSP or other variable pay plan (including any buy-out

9 awards) will be dealt with in accordance with the relevant plan rules and the Unilever Remuneration Policy. To avoid doubt, your employment will end on the date on which you are notified in accordance with this clause 11.3, and the PILON will ordinarily be paid via the next reasonably practicable payroll run (or on such other date(s) as Unilever PLC may reasonably determine). On termination you will be eligible for consideration for an annual bonus for the year of termination, at the discretion of the Compensation Committee. You will, if requested, sign a general release of all and any claims (contractual and statutory) in a form satisfactory to Unilever PLC in exchange for any PILON and/or other payment in respect of the termination of your employment. 11.4 GARDEN LEAVE. During your notice period, Unilever PLC may require you only to perform specific duties or no duties at all and/or not to attend work during all or any part of your notice period (i.e. put you on "garden leave"). In addition, you may be instructed not to communicate with suppliers, customers, investors, staff, agents, trustees or representatives of Unilever PLC or any Unilever Group member, and Unilever PLC may suspend your access to its IT systems/phone and equipment. All other obligations, and payment of your Fixed Pay and benefits, will be unaffected and you will continue to be bound by the other express and implied terms in this Agreement. Any bonus entitlement will be at the discretion of the Board. 11.5 RETURN OF PROPERTY. At any time upon request, and in any event on the termination of your employment, you must hand over to Unilever PLC all property belonging to any member of the Unilever Group or relating to its business (in whatever form, whether electronic or otherwise) which may be in your possession or under your control, and without you (or anyone on your behalf) keeping copies of any reproducible items or extracts from them and/or having downloaded any information stored on any computer storage medium. Following the termination of employment, regardless of the circumstances, you shall not represent, expressly or impliedly, that you have any ongoing connection with the Unilever Group (except as a former employee) or are authorised to act on its behalf. 11.6 DIRECTORSHIPS. On termination of your employment, or during any notice period, if requested by Unilever PLC you will resign with immediate effect from any directorship/office that you hold in any Unilever Group member without any claim for compensation arising from such resignation. You agree to execute all documents and do such acts as Unilever PLC deems appropriate to give effect to this clause 11.6. If you fail to do so, without prejudice to any rights and remedies Unilever PLC may have under law or in equity, you will be deemed to have automatically tendered such resignation with immediate effect, and you hereby irrevocably authorise the Chief Legal Officer and Group Secretary ("CLO") or equivalent role-holder to sign documents in your name and on your behalf to bring such deemed resignation into immediate effect (including but not limited to letter(s) of resignation from office and any necessary statutory forms). 11.7 APPOINTMENT/RE-ELECTION AS DIRECTOR OF UNILEVER PLC. Subject to, and without prejudice to, Unilever PLC's rights under the remainder of this clause 11, Unilever PLC may terminate your employment by giving you the prior written notice set out in clause 2 in the event that you are not nominated by Unilever PLC for re-election to the office of director, removed from the office of director, or not re-elected by the shareholders in general meeting to the office of director. 11.8 REWARD ARRANGEMENTS. In the event of termination, your entitlements under any annual bonus, deferred bonus award, PSP or other variable pay plan (including any buy-out awards or awards under the Unilever Share Plan 2017) will be dealt with in accordance with the relevant plan rules, the Unilever Remuneration Policy, and your leaver status as determined by Unilever PLC's Compensation Committee at its absolute discretion (although to avoid doubt you have no contractual right to compensation, as a result of this Agreement or any alleged breach of it, in respect of any variable pay element upon termination of your employment). In particular, the Compensation Committee shall have absolute discretion as to whether to grant an annual bonus award (and if so the amount of any such 10 award) in respect of the financial year in which your employment ends. Any variable pay you may remain entitled to or eligible to be considered for following termination of your employment will be subject to you continuing to comply with your obligations under this Agreement (and if Unilever PLC reasonably determines that during the Restricted Period (as defined in clause 14.4) you have breached any obligation in clauses 12 (Confidentiality), 13 (Intellectual Property) and/or 14 (Restrictive Covenants) that applies after your employment has ended, you will be liable to repay any award and/or payment that vested and/or was paid to you during the Restricted Period). 11.9 BENEFITS. No rights, entitlements or benefits (whether described as permanent, guaranteed or otherwise) granted or provided to you in your role and/or under this Agreement, or otherwise granted or provided in connection with your employment, shall in any way limit, fetter or restrict Unilever PLC’s right to terminate this Agreement and/or your employment. 12 CONFIDENTIALITY 12.1 You will not directly or indirectly use or disclose to any person any Confidential Information at any time during or after your employment with the Unilever Group (other than for the proper conduct of Unilever PLC's business, as required by law, or where such Confidential Information has already become public other than through your unauthorised disclosure). You will use reasonable endeavours to prevent any unauthorised use or disclosure of Confidential Information by any person. 12.2 Among other things, clause 12.1 means that you must not issue, or cause to be issued, any opinion, fact or material disclosing any Confidential Information (in print, online or otherwise) at any time, whether during your employment or after it ends, without Unilever PLC's express prior written consent. In addition, as a senior Unilever executive, you should be careful with your public statements generally, and we ask that during your employment and the Restricted Period (as defined in clause 14.4) you follow any applicable media relations guidelines, and avoid issuing, or causing to be issued, any opinion, fact or material that could damage the Unilever Group's reputation. 12.3 All Confidential Information that you receive or create during your employment with the Unilever Group is the property of the relevant Unilever Group member. You will promptly, whenever requested by Unilever PLC and in any event upon the termination of your employment, return all such Confidential Information to Unilever PLC without keeping any copy (whether in hard or soft copy, on electronic storage devices or otherwise), and/or delete such information from any electronic device (including any personal device used for work purposes under any "Bring Your Own Device" policy or similar) under Unilever PLC's supervision, as Unilever PLC may direct. You agree to confirm in writing your compliance with this obligation if requested to do so by Unilever PLC. 12.4 "Confidential Information" for the purposes of this Agreement means information (whether or not in writing) in respect of the business, affairs and financing of Unilever PLC or any member of the Unilever Group and/or its or their suppliers, agents, distributors, customers or staff, including but not limited to information regarding trade secrets or secret information, Employment IPR and Employment Inventions (as defined in clause 13), research, technical know-how, products, research and development, designs, pricing, marketing, business and financial plans, acquisition plans, clients, customers and/or any other information or document that you are told is confidential or should reasonably expect to be regarded as confidential (regardless of the format in which such Confidential Information is kept, including but not limited to hard or soft copy, on software/IT systems (e.g. Workday), on electronic storage devices, or otherwise). 11 13 INTELLECTUAL PROPERTY 13.1 You acknowledge and agree that by virtue of the nature of your duties and the responsibilities arising from your employment you have, and shall have at all times during your employment, a special obligation to further the interests of Unilever PLC and the Unilever Group. 13.2 You hereby assign to Unilever PLC all rights to Employment IPR and Employment Inventions and acknowledge that in consideration for all salary, benefits, training and the like received from Unilever PLC or any member of the Unilever Group, all Employment IPR, Employment Inventions and material containing them shall automatically, on creation, vest in and be owned by Unilever PLC to the fullest extent permitted by law. To the extent they do not vest in Unilever PLC automatically and for the entire life of such rights, including all extensions and renewals, you will hold them on trust for Unilever PLC and agree to execute subsequent documents necessitated by law for purposes which include assigning rights to Unilever PLC. You agree to disclose to Unilever PLC all details relating to all Employment Inventions and/or all works containing Employment IPR when they are created. You agree to execute all documents and do all acts as may, in the opinion of Unilever PLC, be necessary or desirable to give effect to this clause and/or to effect all registration(s) in the name of Unilever PLC and to protect and maintain, including in confidence, the Employment IPR and Employment Inventions, including to assist in the prosecution and/or defence of the same. You agree to waive and not to exercise any or all current and future moral rights arising under any relevant law relating to any copyrighted or other work which forms part of the Employment IPR. 13.3 You hereby irrevocably and unconditionally waive all rights that arise under Chapter IV of Part I of the Copyright, Designs and Patents Act 1988 (whether before, on or after the date of this Agreement) in connection with your authorship of any works mentioned in clause 13.2, and to any similar rights wherever in the world enforceable, including without limitation the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment. 13.4 Unilever PLC will decide, in its sole discretion, when and whether to apply for patent, registered design or other protection in respect of an Employment IPR and reserves the right to work any of the Employment IPRs as a secret process in which event you will observe the obligations relating to Confidential Information set out in clause 12 above. 13.5 The definitions used in this clause have the following meanings: (a) "Employment IPR" includes any intellectual property rights created by you at any time in the course of your employment with Unilever PLC whether or not during working hours or using Unilever PLC's premises or resources, including but not limited to patent applications, utility models, patents, trade secrets, know-how, designs (applications, patents, registrations), trademarks and copyrights; and (b) "Employment Inventions" includes any inventions made or discovered wholly or partially by you at any time in the course of your employment with Unilever PLC whether or not during working hours or using Unilever PLC's premises or resources. 14 RESTRICTIVE COVENANTS 14.1 You shall not, without the prior written consent of Unilever PLC, be or become directly or indirectly engaged or concerned or interested in any other business, trade, profession or occupation or undertake any work for any other person, firm or company whether paid or unpaid during the continuance of your employment. However, nothing in this clause 14.1 shall prevent you from holding, or otherwise having an interest in, any shares or other securities of any company for investment purposes only, unless that 12 holding is a significant one in a company that is a material competitor of any member of the Unilever Group. 14.2 Unless you have Unilever PLC's express prior written agreement, during the Restricted Period you will not: (a) in competition with any member of the Unilever Group: (i) be employed by; and/or (ii) be engaged by; and/or (iii) otherwise provide services to, any Restricted Business which is being carried out or will be carried out within the Restricted Area; (b) in competition with any member of the Unilever Group undertake or carry on any Restricted Business which is being carried out or will be carried out within the Restricted Area; (c) (i) be employed by, and/or (ii) be engaged by, and/or (iii) otherwise provide services to: a Restricted Customer; or a Potential Customer; or any other customer or target customer in respect of whom you had material dealings or material management responsibility during the Relevant Period, in each case in connection with any Restricted Business which is being carried out or will be carried out within the Restricted Area; (d) (i) be employed by, and/or (ii) be engaged by, and/or (iii) otherwise provide services to: a Restricted Supplier; or a Potential Supplier; or any other supplier or target supplier in respect of whom you had material dealings or material management responsibility during the Relevant Period, in each case in connection with any Restricted Business which is carried out or will be carried out within the Restricted Area; (e) either (i) interfere with the supply of goods or services to Unilever PLC (and/or any member of the Unilever Group) in relation to any contract or arrangement that such entity has with: a Restricted Supplier; or any other supplier in respect of which you had material dealings or material management responsibility during the Relevant Period, or (ii) induce any such Restricted Supplier or other supplier to cease or decline to supply such goods or services in the future, or adversely vary the terms on which they are provided; (f) in competition with any member of the Unilever Group, for the purpose of any Restricted Business deal with or solicit the business of: (i) any Restricted Customer; and/or (ii) any Potential Customer; and/or (iii) any Restricted Supplier; and/or (iv) any Potential Supplier; and/or (v) any other customer or target customer in respect of whom you had material dealings or material management responsibility, in each case during the Relevant Period; and/or (vi) any other supplier or target supplier in respect of whom you had material dealings or material management responsibility, in each case during the Relevant Period; and/or (g) offer employment to, or otherwise entice or endeavour to entice away from Unilever PLC or any member of the Unilever Group, any Restricted Employee.

13 14.3 Each part of clause constitutes a separate and independent restriction (including, for the avoidance of doubt, each separate and independent restriction delineated by Roman numerals or bullet points or otherwise) and does not operate to limit any other obligation owed by you. If any restriction is held to be unenforceable by a court of competent jurisdiction, it is intended and understood by us that the remaining restrictions will still be enforceable. If your place of work changes to a different country such that the covenants contained in this clause 14 become subject to the laws of that country, the covenants will, if necessary, be modified so that they comply with any such laws and in order that the covenants remain enforceable in that country, provided that no changes will make any of the covenants wider in scope. Unilever PLC may expressly amend the covenants in order to reflect any such changes (and you agree to re-execute any such covenants as necessary in order to give effect to this), or alternatively the changes may be deemed to be made automatically. 14.4 The definitions used in this clause have the following meanings: (a) "Potential Customer" means any target client or customer to whom Unilever PLC and/or any Unilever Group member was actively and directly seeking to supply goods or services at any time during the Relevant Period in respect of whom you held material Confidential Information; (b) "Potential Supplier" means any target supplier in respect of whom Unilever PLC and/or any Unilever Group member was actively and directly seeking to receive goods or services on exclusive or specially negotiated terms at any time during the Relevant Period in respect of whom you held material Confidential Information; (c) "Relevant Period" means the 12 months prior to the earlier of: (i) the date on which you are placed on garden leave; and (ii) the date on which your employment terminates; (d) "Restricted Area" means: your Country; and any other country in which the Unilever Group operates (or is planning to operate) business in which you were materially involved or in respect of which you held material management responsibility, in each case at any time during the Relevant Period; and any other such country in respect of which you held material Confidential Information, at any time during the Relevant Period; (e) "Restricted Business" means business which is competitive with, or preparing to be competitive with: (i) any area of business of any Unilever Group member in respect of which you held material Confidential Information because of your material involvement or material management responsibility, at any time during the Relevant Period, and/or (ii) any other area of business of any Unilever Group member in respect of which you held material Confidential Information, in each case at any time during the Relevant Period; (f) "Restricted Customer" means any actual client or customer of Unilever PLC or any Unilever Group member in respect of whom you had material Confidential Information at any time during the Relevant Period; (g) "Restricted Employee" means any Unilever Group staff member who: works in a managerial or marketing or sales or distribution or research or senior capacity in relation to any area of business of the Unilever Group in which you were materially involved, or in respect of which you held material management responsibility and/or material Confidential Information, in each case at any time during the Relevant Period; and/or 14 has responsibility for or influence over Restricted Customers; and/or is in possession of material Confidential Information, and with whom you had material dealings and/or for whom you had direct managerial responsibility, in each case at any time during the Relevant Period; (h) "Restricted Period" means the period of time set out under the relevant heading in clause 2 following the termination of your employment, less any time spent on garden leave; and (i) "Restricted Supplier" means any supplier engaged by any Unilever Group member on exclusive and/or specially negotiated terms of business at any time during the Relevant Period and in respect of whom you held material Confidential Information. 14.5 Unilever PLC contracts as trustee and agent for the benefit of each Unilever Group member. From time to time it may be necessary for you to enter into matching restrictive covenants like these directly with another Unilever Group member (e.g. if your employing entity changes), and you agree to do so if requested (and if you fail to do so within 7 days of receiving any such request, you hereby irrevocably and unconditionally authorise Unilever PLC to execute on your behalf any document(s) required to give effect to this clause 14.5). 15 DATA PRIVACY AND USE OF EQUIPMENT 15.1 DATA PRIVACY. In the course of our activities, we need to process personal data about our staff. Unilever PLC takes its privacy obligations seriously, and aims to always process personal data in an appropriate and lawful manner in line with relevant data protection principles. This means that, typically, we expect to process your personal data as necessary for our legitimate interests, in relation to legal obligations (e.g. our rights and duties as an employer) or to protect your vital interests, and/or where you have given your consent. Further details are set out in Unilever’s Privacy Notice, and in the Unilever Global Privacy Standard; it's important that you read these, and comply with them as appropriate. If you have any concerns about data privacy, either in relation to your own personal data or the handling of others' personal data in the course of your employment, you should contact the Data Privacy Officer. 15.2 Use of IT/electronic communications. In the course of your employment, you may be provided with access to various Unilever Group IT/electronic communications systems, devices and equipment (typically including our email system, intranet, a computer, a smartphone and so on). This is provided for use in your work, so it's important that you use any such systems/equipment appropriately, and comply with all relevant Unilever Group guidance and instructions. It also means that you should have no expectation of privacy in your use of such systems and equipment, and you should be aware that in certain circumstances Unilever PLC might monitor and record your usage of them to the extent permitted by local law. If you use your own device for work purposes, similar provisions might also apply (in relation to such work use only), so you should always check and comply with any relevant "Bring Your Own Device" guidelines. 16 DISCIPLINARY & GRIEVANCE POLICIES 16.1 DISCIPLINARY AND GRIEVANCE ISSUES. You are expected at all times to conduct yourself in a manner consistent with your senior status. There are no formal grievance or disciplinary rules or procedures in place in relation to executives of your seniority, but in the event of any such issue the Chair of the Board will confirm appropriate arrangements (including in relation to any appeal against a grievance or disciplinary decision), and you should comply with them. 15 16.2 SUSPENSION. Unilever PLC may suspend you where it deems this appropriate during any disciplinary or grievance process in which you are involved. Unilever PLC reserves discretion as to the terms of any such suspension, although we would envisage that it would usually be at your usual rate of pay and for a reasonable period in the circumstances. 17 COMPLIANCE WITH UNILEVER POLICIES 17.1 CONFLICTS OF INTEREST AND OUTSIDE APPOINTMENTS. You must comply with the Code Policy Avoiding Conflicts of Interest and any other relevant instructions/policies issued from time to time (and for these purposes, references in any such policy to your "line manager" should be taken to refer to the Chair). Among other things, this means that during your employment you must: (a) notify the Chair, other Directors of the Board and the CLO as soon as you become aware that any conflict situation exists or potentially could exist in relation to your employment or any office held by you; (b) not, without first obtaining the Chair's, or where appropriate the Board's, express written prior permission, directly or indirectly engage in, be concerned with, or have any financial or other interest in, any non-Unilever Group business or entity that gives rise or may give rise to a conflict of interest or the appearance of a conflict of interest with any Unilever Group member (although this will not prevent you from holding, or otherwise having an interest in, any shares or other securities of any company for investment purposes only, provided you do so in accordance with the terms and spirit of the Code Policy Avoiding Conflicts of Interest); and/or (c) not, without first obtaining the Chair's, or where appropriate the Board's express written prior permission, be or become directly or indirectly employed or engaged in, or otherwise undertake any work for, provide services to or take up appointment with, any non-Unilever business, entity or public office, whether paid or unpaid (save as expressly otherwise authorised by the Code Policy Avoiding Conflicts of Interest in relation to roles like school governor, director of a property/housing block in which you live etc). For avoidance of doubt, this clause 17.1 includes outside board appointments, although Unilever PLC recognises the value of such appointments, and if appropriate the Chair, or where appropriate, the Board may authorise them on the basis set out above (although there is no obligation on Unilever PLC to give such authorisation, and generally only one directorship of any publicly listed company per individual may be authorised and you will only be entitled to retain the fee(s), if any, from one such appointment). 17.2 CONFIRMATION. You confirm that you have disclosed to Unilever PLC (in the form of the Chief Legal Officer or such other contact as we may nominate) full details of all existing and potential conflicts of interest between either you, or to the extent that you are aware of them or ought reasonably to be aware of them, between your immediate family and Unilever PLC or any Unilever Group member. 17.3 REGULATORY COMPLIANCE. As a ULE member, you are a person discharging managerial responsibilities ("PDMR") and/or an “executive officer” for regulatory purposes. Accordingly, you must comply with all applicable rules and regulations, including without limitation: (a) all applicable rules of any recognised investment exchange regulations of any country in which our shares are listed, including without the limitation the UK Market Abuse Regulation, the EU Market Abuse Regulation and all relevant rules and regulations of the U.S. Securities & Exchange Commission (as amended or replaced from time to time); and 16 (b) any relevant Unilever policy, including without limitation our Share Dealing Manual, Disclosure Manual, and all relevant Code Policies (e.g. Preventing Insider Trading). This duty will continue (and you will be deemed to continue to be a PDMR) during and after employment until the later of: (i) six months after the date on which your employment terminates; and (ii) such time as when any price sensitive information you have obtained during your employment or any office holding ceases to be price-sensitive information, either through publication or otherwise. 18 MISCELLANEOUS 18.1 DEFINITIONS. For the purposes of this Agreement, the following terms shall have the meanings set out below: "Applicable Law" means the laws of England and Wales; "Board" means the Board of Directors of Unilever PLC from time to time; "CEO" means the Chief Executive Officer of the Unilever Group; "CFO" means the Chief Financial Officer of the Unilever Group; “CHRO” means the Chief Human Resources Officer of the Unilever Group; "Code" means the Unilever Code of Business Principles (and references to Code Policies will be construed accordingly); "Remuneration Policy" means such policy for the remuneration and benefits of directors of Unilever to be included in its remuneration report in accordance with sections 420 and 421 (2A) of the Companies Act 2006 and Part 4 of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as shall from time to time be approved by Unilever PLC's shareholders; "Unilever Group" means Unilever PLC and any company in which either or both together directly or indirectly owns or controls the voting rights attaching to not less than 50% of the issued share capital, or controls directly or indirectly the appointment of a majority of the board of management (and references to a member of the Unilever Group will be construed accordingly); and "Unilever Leadership Executive" or “ULE” comprises the CEO and those senior executives appointed by the CEO to assist in the discharge of the powers delegated to the CEO by the Board of Directors of Unilever PLC. 18.2 INTRA-GROUP TRANSFER. Unilever PLC may, at any time during your employment, by written notice, substitute another Unilever Group member as your employer on the same terms and with the same responsibilities. If that happens, this Agreement will remain in full force and effect except that the obligations and benefits previously owed to or enjoyed by Unilever PLC will be owed to or enjoyed by that other Unilever Group member, and references to Unilever PLC shall then be deemed to be references to that other Unilever Group member. More than one such transfer may be made. You will have no claim against Unilever PLC if your employment is terminated by reason of the liquidation of Unilever PLC for the purposes of amalgamation or reconstruction provided that you are offered employment with the amalgamated or reconstructed entity on terms and conditions which in aggregate are not substantially less favourable than the terms of this Agreement. 18.3 BREACHES. In the unlikely event of your failure to comply with these terms and conditions ("breach of contract"), Unilever PLC will be entitled to recover compensation from you for any losses that Unilever PLC suffers as a result of such breach of contract.

18.4 OTHER PROVISIONS. The terms of this Agreement constitute the entire agreement between us in relation to your continued appointment and employment with the Unilever Group, and once it takes effect on the Commencement Date will supersede and extinguish (without the need for separate notice) all prior agreements, understandings and arrangements with Unilever PLC and/or any other Unilever Group member relating to its subject matter. You confirm you have no entitlements under any previous employment with Unilever PLC and/or any other Unilever Group member (excluding any accrued pension rights) and that your previous employment with any Unilever Group member is terminated as at the Commencement Date. You must take all necessary steps to ensure your previous employment with any Unilever Group member is terminated as at the Commencement Date. If you claim any entitlements related to previous employment with any Unilever Group member, these amounts will be deducted from any sums you may otherwise by eligible from Unilever. Any variation to this Agreement must be in writing and signed on behalf of Unilever PLC, which reserves the right to vary this Agreement at its discretion; you will be given advance notice of any change, and this Agreement (or the relevant provision(s) of it) may be re-issued to you accordingly. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be an original, and all counterparts together shall constitute one and the same instrument. There are no collective agreements which directly affect the terms and conditions set out in this Agreement.

18.5 NOTICES. Any notice you are required to give Unilever PLC under this Agreement should be given to the CHRO. Notice may be given by either party via hand, official Unilever email account, or first class post (and in the case of delivery by post, shall be deemed served on the second working day after posting).

18.6 GOVERNING LAW. This Agreement is governed by English law and the parties submit to the exclusive jurisdiction of the Courts of England and Wales. The various provisions, sub-provisions and identifiable parts of this Agreement are severable. If any provision, sub-provision or identifiable part is held to be unenforceable by any court of competent jurisdiction, this will not affect the enforceability of the remaining provisions, sub-provisions or identifiable parts. Headings are inserted for convenience only and do not affect the construction of this Agreement.

We trust the above is all in order, but if you have any questions please contact the CHRO. Please sign and date this Agreement as a Deed (witnessed by an independent witness) as set out below to confirm your agreement to these terms and conditions, and return it as instructed. We look forward to your ongoing service with Unilever PLC on this basis.

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Signed and delivered on 2025
as a deed by
UNILEVER PLC acting by
I. Meakins
and
M. Varsellona
director and secretary of UNILEVER PLC

Ian Moakins 17/09/25
…………………………….
Director

17/09/25
…………………………….
Secretary

Signed and delivered on 2025
as a deed by

18/09/25

Srinivas Phatak in the presence of:

Witness signature:
Witness name (print):
Witness address:
Date:

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SCHEDULE A: KEY POLICIES/STANDARDS APPLICABLE TO YOU

As set out above, you agree to comply with all applicable Unilever PLC/Unilever Group rules, policies/standards, procedures and lawful instructions as amended and in force from time to time, including without limitation the following:

Compliance/governance	**See further:**
Unilever Code of Business Principles, and related Code Policies	Inside.Unilever (Code & Code Policies)
Unilever Sharedealing Standard	Inside.Unilever (Legal — Corporate Secretaries)
Unilever Disclosure Manual	Inside.Unilever (Legal — Corporate Secretaries)
Unilever Personal Data & Privacy Code Policy	Inside.Unilever (Code & Code Policies)
Reward	**See further:**
ULE Expenses Reimbursement Policy	Provided separately
Remuneration Policy	See Unilever's current Remuneration Policy as set out in pages 119 to 127 of Unilever's Annual Report and Accounts 2023.

To avoid doubt, although any such rules, policies/standards, procedures and lawful instructions do not form part of your employment contract unless and to the extent otherwise stated (and Unilever may amend them at its discretion at any time), it is a condition of your employment that you comply with them.

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